Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Production Release for the Second Quarter and Half Year ended 30th September 2022

New Delhi, 3rd Oct 2022:

Aluminium:

Particulars (In “000 tonnes, or as stated)	2Q			1Q		1H
	FY23	FY22	% Change	FY23	% Change	FY23	FY22	% Change
Alumina- Lanjigarh	454	511	(11%)	485	(6%)	939	993	(5%)
Total Aluminium Production	584	570	2%	565	3%	1150	1,118	3%
Jharsuguda	443	424	5%	423	5%	867	828	5%
BALCO	141	146	(4%)	143	(1%)	283	291	(3%)

◾	2QFY23:
o	Alumina production at Lanjigarh refinery decreased by 11% YoY and 6% QoQ to 454,000 tonnes due to scheduled maintenance.

o	The cast metal Aluminium production at our smelters increased by 2% YoY and 3% QoQ

◾	1HFY23:
o	Alumina production at Lanjigarh refinery decreased by 5% YoY due to scheduled maintenance in 2QFY23.

o	The cast metal Aluminium production at our smelters increased by 3% YoY.

Zinc India:

Particulars (In ‘000 tonnes, or as stated)	2Q			1Q		1H
	FY23	FY22	% Change	FY23	% Change	FY23	FY22	% Change
Mined Metal	255	248	3%	252	1%	507	470	8%
Integrated Saleable Metal	246	209	18%	260	(6%)	506	445	13%
- Refined Zinc	189	162	16%	206	(8%)	395	350	13%
- Refined Lead	57	47	21%	54	5%	110	95	16%
Silver Integrated (in tonnes)	194	152	28%	177	10%	371	313	19%
Silver Integrated (in mn ounces)	6.2	4.9	28%	5.7	10%	11.9	10.1	19%

◾	2QFY23:

o

Highest-ever second quarter mined metal production at 255,000 tonnes, increased 3% YoY, driven by better grades and improved mill recoveries. Sequential growth of 1% QoQ was largely on account of better grades.

o

Refined metal production at 246,000 tonnes, an increase of 18% YoY with improved smelter performance, better mined metal availability and base impact due to extended maintenance shutdown in the same period last year. However, refined metal was lower by 6% QoQ due to lower roaster availability owing to breakdown of an acid storage tank at Chanderiya plant in 2QFY23 and time taken in ramp up of production post maintenance.

o

Integrated zinc production was at 189,000 tonnes, up 16% YoY and down 8% QoQ. Refined lead production was 57,000 tonnes, up 21% YoY and 5% QoQ. Saleable silver production was 194 tonnes, up 28% YoY and 10% QoQ in line with lead metal production and WIP liquidation.

◾	1HFY23:

o	First half mined metal production at 507,000 tonnes was higher by 8% YoY, on account of increase in ore production, further supported by better grades & improved operational efficiency.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page | 1

Production Release for the Second Quarter and Half Year ended 30th September 2022

o

First half refined metal production at 506,000 tonnes, was up 13% YoY, resulting from consistent mined metal flow from mines and better plant availability partly offset by acid storage tank breakdown at Chanderiya plant in 2QFY23.

o

1HFY23 integrated zinc production was at 395,000 tonnes, up 13% YoY and refined lead production was at 110,000 tonnes, up 16% YoY. Saleable silver production was 371 tonnes, up 19% YoY in-line with lead metal production.

Zinc International:

Particulars (In “000 tonnes, or as stated)	2Q			1Q		1H
	FY23	FY22	% Change	FY23	% Change	FY23	FY22	% Change
Total Mined Metal	74	55	35%	68	9%	141	116	22%
Mined Metal Content – Gamsberg	55	39	43%	53	4%	108	85	27%
Mined Metal Content – BMM*	19	16	16%	15	25%	33	31	8%

*BMM – Black Mountain mine

◾	2QFY23:

o	Overall production increased by 35% YoY and 9% QoQ to 74,000 tonnes in line with ramp-up at Gamsberg.

o	Gamsberg registered 43%YoY and 4% QoQ production growth to achieve quarterly production of 55,000 tonnes; supported by higher tonnes treated and higher Zinc recoveries.

o	BMM production was up 16% YoY supported by higher lead grades and 25%QoQ in line with higher throughput and Lead grades.

◾	1HFY23:

o	Overall production increased by 22% YoY to 141,000 tonnes with higher Zinc recoveries at Gamsberg.

o	Gamsberg production was higher by 27% YoY at 108,000 tonnes, mainly attributable to higher throughput, ore grade and Zinc recoveries.

o	BMM production was higher by 8% YoY at 33,000 tonnes, resulting from higher grade of Lead.

Oil & Gas:

Particulars	2Q			1Q		1H
	FY23	FY22	% Change	FY23	% Change	FY23	FY22	% Change
Average daily gross operated production (boepd)	140,471	165,327	(15%)	148,104	(5%)	144,267	165,114	(13%)
Rajasthan	120,805	141,766	(15%)	127,815	(5%)	124,291	140,787	(12%)
Ravva	9,952	14,282	(30%)	10,990	(9%)	10,468	14,471	(28%)
Cambay	9,657	9,279	4%	9,209	5%	9,434	9,856	(4%)
OALP	57	—	—	90	(36%)	73	—	—
Average daily working interest production (boepd)	91,174	106,707	(15%)	96,206	(5%)	93,676	106,288	(12%)
Rajasthan	84,563	99,236	(15%)	89,471	(5%)	87,004	98,551	(12%)
Ravva	2,239	3,213	(30%)	2,473	(9%)	2,355	3,256	(28%)
Cambay	3,863	3,712	4%	3,684	5%	3,774	3,942	(4%)
KG-ONN 2003/1	451	546	(17%)	489	(8%)	470	538	(13%)
OALP	57	—	—	90	(36%)	73	—	—
Total Oil and Gas (million boe)
Oil and Gas – Gross	12.9	15.2	(15%)	13.5	(4%)	26.4	30.2	(13%)
Oil and Gas – Working Interest	8.4	9.8	(15%)	8.8	(4%)	17.1	19.5	(12%)

boepd: barrels of oil equivalent per day

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 6

Production Release for the Second Quarter and Half Year ended 30th September 2022

◾	2QFY23:

o

Overall average gross operated production was 140,471 boepd. Rajasthan block’s average gross production was 120,805 boepd. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 105,082 boepd, 15,575 boepd and 147 boepd; respectively. The natural decline in the MBA fields has been partially offset by infill wells brought online in Mangala, Bhagyam and RDG fields.

o

Gas production from Raageshwari Deep Gas (RDG) averaged 136.3 million standard cubic feet per day (mmscfd) (equivalent to 22.7 kboepd); Gas sales post captive consumption at 113.4 mmscfd (equivalent to 18.9 kboepd).

o	Ravva block’s average gross production was 9,952 boepd.

o	Cambay block’s average gross production was higher by 5% QoQ and 4% YoY at 9,657 boepd.

◾	1HFY23:

o	Overall average gross operated production across our assets was 144,267 boepd.

o

Production from Rajasthan block was 124,291 boepd and from the Offshore assets was at a combined 19,902 boepd. The natural decline has been partially offset by infill wells brought online across all assets.

Iron ore:

Particulars (In dmt, or as stated)	Q2			Q1		H1
	FY 23	FY 22	% Change	FY 23	% Change	FY 23	FY 22	% Change
Sales (mn tonnes)	1.34	1.31	2%	1.26	6%	2.59	2.95	(12%)
Goa	0.04	0.09	(59%)	0.35	(90%)	0.39	0.48	(18%)
Karnataka	1.30	1.22	7%	0.91	43%	2.20	2.47	(11%)
Production of Saleable Ore (mn tonnes)
Karnataka	1.08	1.30	(17%)	1.26	(14%)	2.34	2.75	(15%)
Production of Pig Iron (‘000 tonnes)	121	208	(42%)	189	(36%)	309	410	(24%)

◾	2QFY23:

o	Goa Iron Ore – there was no production as mining remained suspended pursuant to the Hon’ble Supreme Court judgement dated 7th February 2018.

o	Karnataka Iron Ore – saleable ore production was lower by 17% YoY and 14% QoQ due to heavy rainfall which impacted Ore Handling.

o	Pig Iron production was lower by 42% YoY and 36% QoQ due to shutdown in the smaller blast furnaces.

◾	1HFY23:
o	Karnataka Iron Ore – saleable ore production was lower by 15% due to heavy rainfall in 2QFY23.

o	Pig Iron production was lower by 24% due to shutdown of blast furnaces

Steel:

Particulars (In ‘000 tonnes, or as stated)	2Q			1Q		1H
	FY23	FY22	% Change	FY23	% Change	FY23	FY22	% Change
Finished Production	325	293	11%	269	21%	594	582	2%
Pig Iron	47	38	24%	33	41%	80	90	(11%)
Billets Produced	235	219	7%	196	20%	431	430	—
Billets Consumed	(227)	(159)	42%	(195)	15%	(423)	(346)	22%
TMT Bar	118	66	80%	106	9%	227	155	47%
Wire Rod	103	90	14%	84	23%	187	183	2%
Ductile Iron Pipes	48	40	21%	44	9%	93	72	30%

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 6

Production Release for the Second Quarter and Half Year ended 30th September 2022

◾	2QFY23:

o

Total saleable production increased by 11% YoY to 325,000 tonnes on account of completion of debottlenecking activities in 1QFY23. Saleable production increased by 21% QoQ due to shut down of Blast Furnace-3- for debottlenecking activities in 1QFY23.

◾	1HFY23:

o	Total saleable production increased by 2% YoY to 594,000 tonnes.

FACOR:

Particulars (In “000 tonnes, or as stated)	2Q			1Q		1H
	FY23	FY22	% Change	FY23	% Change	FY23	FY22	% Change
Ore Production	34	24	43%	140	(76%)	174	147	18%
Ferro Chrome Production	11	19	(42%)	18	(39%)	29	38	(22%)

◾	2QFY23:

o	Ore production was higher by 43% YoY through operational efficiencies, however, down 76% QoQ due to monsoon.

o	Ferro Chrome production was lower on account of planned maintenance shutdown of Furnace in 2QFY23.

◾	1HFY23:

o	Ore production higher by 18% YoY driven by operational efficiencies.

o	Ferro Chrome production was lower by 22% YoY in line with planned maintenance shutdown of Furnace in 2QFY23.

Copper – India:

Particulars (In ‘000, or as stated)	2Q			1Q		1H
	FY23	FY22	% Change	FY23	% Change	FY23	FY22	% Change
Copper Cathodes	41	30	39%	38	8%	80	58	37%

◾	2QFY23:

o

Our Silvassa refinery and wire rod plant continue to operate. This enables us to cater to the domestic market. Production from the Silvassa refinery increased by 39%YoY and 8% QoQ in line with continuous debottlenecking and improved operational efficiencies.

◾	1HFY23:

o	Production from the Silvassa refinery increased by 37% YoY in line with continuous debottlenecking and improved operational efficiencies.

o

Tuticorin Smelting operations remain halted since April 2018. The Tamil Nadu Pollution Control Board (TNPCB), through an order dated 9th April 2018, rejected the Consent to Operate (CTO) for the Plant and issued a direction for closure and disconnection of power supply at the plant. In May 2018, the Government of Tamil Nadu issued orders with a direction to permanently seal the existing copper smelter plant at Tuticorin. The matter is currently under sub judice before the Supreme Court and next hearing is yet to be notified.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 6

Production Release for the Second Quarter and Half Year ended 30th September 2022

Power:

Particulars (In million units)	2Q			1Q		1H
	FY23	FY22	% Change	FY23	% Change	FY23	FY22	% Change
Total Power Sales	3,615	2,905	24%	3,577	1%	7,192	5,621	28%
TSPL	2,843	1,791	59%	2,590	10%	5,433	3,419	59%
Jharsuguda 600 MW	634	760	(17%)	837	(24%)	1,471	1,305	13%
BALCO 300 MW	14	199	(93%)	—	—	14	608	(98%)
HZL Wind Power	124	155	(20%)	150	(17%)	274	289	(5%)
TSPL Availability	88%	60%	—	77%	—	82%	59%	—
TSPL PLF	70%	44%	—	64%	—	67%	42%	—

◾	2QFY23:

o	Overall power sales increased by 24%YoY and 1%QoQ to 3,615 million units.

o

At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant. TSPL power sales was 2,843 million units with 88% plant availability factor in 2QFY23.

o	At Jharsuguda, power sale was 634 million units, down 17% YoY and 24% QoQ.

o	At Balco, power sale was 14 million units in 2QFY23.

o	Wind power generation was 124 million units, down 20% YoY and 17% QoQ. The wind power generation depends upon wind velocity and seasonality.

◾	1HFY23:

o	At TSPL, power sale was 5,433 million units with 82% plant availability factor.

o	At Jharsuguda, power sale was 1,471 million units, up 13% YoY.

o	At Balco, power sale was 14 million units in 1HFY23.

o	Wind power generation was 274 million units, marginally down 5% YoY. The wind power generation depends upon wind velocity and seasonality.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 6

Production Release for the Second Quarter and Half Year ended 30th September 2022

About Vedanta Limited:

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programs with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies have been featured in Dow Jones Sustainability Index, and was conferred Frost & Sullivan Sustainability Awards 2020, Golden Peacock Award for excellence in Corporate Governance 2022 and certified as a Great Place to Work 2022. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange.

For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional, and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

For any Investor enquiries, please contact:

Mr. Sandep Agrawal, Vice President – Head of Investor Relations (Sandep.Agrawal@vedanta.co.in)

For any media queries, please contact:

Mrs. Ritu Jhingon, Group Director – Communications (Ritu.Jhingon@vedanta.co.in)

Mr. Abhinaba Das, Group Head – Media Relations (Abhinaba.Das@vedanta.co.in; +91-9820426346)

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 6